

January 10, 2013

<u>Via E-mail</u>

David E. Mangum
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328-3473

> **Re:** **Global Payments Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed July 27, 2012**
> **File No. 001-16111**

Dear Mr. Mangum:

We have reviewed your response dated December 12, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2012</u>

<u>Item 8 – Financial Statements and Supplementary Data, page 48</u>

<u>Note 3 – Business and Intangible Asset Acquisitions, page 64</u>

<u>Fiscal 2010, page 66</u>

1. We have read your response to our comment in our letter dated November 15, 2012. We agree that, to the extent a partnership's tax consequences will "flow through" to the partners, the guidance in ASC 740-30-25-9 should not be interpreted literally. We believe the intent of ASC 740-30-25-9 was to prohibit recording deferred tax assets for *subsidiary* outside basis differences *except* in circumstances where "… *only* if it is *apparent* that the temporary difference will reverse in the foreseeable future." We

understand the firm literature on pass-through entities was developed, in part, based on the jurisdictional tax authority's allowance for a taxpayer to make an election to treat outside basis differences as inside basis differences such as Section 754 under the IRC. Your analysis clearly indicates there was, and continues to be uncertainty over whether such tax consequences would "flow through" to the partners. We believe this uncertainty clouds whether it is "apparent" as that term is used in the preceding quote. You state "We do not believe that the uncertainty surrounding the sustainability of amortization deductions is uncharacteristic of a deferred tax asset." In this regard, please provide us any relevant examples of inside basis differences (or temporary differences for which a deferred tax asset has been recorded) in which the sustainability of the deduction, as opposed to the timing or ability to utilize it, could be in question.

2. Notwithstanding the above comment, please tell us more about the "interpretations under which such deductions could be denied based on the specific facts and circumstances of [y]our acquisition." Please contrast your facts and circumstances with the facts and circumstances contemplated by the statute. Finally you "…acknowledge that [y]our accounting treatment will expose the Company to an adverse financial reporting outcome in the event the DTA is later determined to be not more likely than not realizable as any valuation allowance subsequently recognized will be reflected as an expense within continuing operations." You say that this (less likely than not) outcome will provide the financial statement users with important information about transaction economics that would not be provided had you never recorded the deferred tax asset. Please balance this information with how financial statement users were benefited by your initial entry to record retained earnings and the tax asset; especially when such equity may have not economically existed. On a different note, please contrast your income statement and balance sheet treatment for deferred taxes related to this basis difference that would have be recorded had the accounting literature that exists currently been applicable at the time of consummation of the acquisition. Upon receipt of your written response to this letter, we would be available for discussion of this issue via telephone.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant